UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 24F-2
Annual Notice of Securities Sold
Pursuant to Rule 24f-2

Read instructions at end of Form before preparing Form. Please print or type.

1. Name and address of issuer:

   Dreyfus Premier Fixed Income Funds
   (Formerly: Dreyfus Debt and Equity Funds, Inc.)
   200 Park Avenue
   New York, NY 10166

2. The name of each series or class of securities for which this Form is filed (If the
   form is being filed for all series and classes of securities of the issuer, check the
   box but do not list series or classes):   [X]

3. Investment Company Act File Number: 811-4748

   Securities Act File Number: 33-7172

4(a). Last day of fiscal year for which this notice is filed:

       October 31, 2003

4(b). [ ] Check box if this Form is being filed late (i.e. more than 90 calendar days
      after the end of the issuer's fiscal year). (See Instruction A.2)

Note: If the Form is being filed late, interest must be paid on the registration fee due.

4(c). [ ] Check box if this is the last time the issuer will be filing this Form.

Dreyfus Premier Core Bond Fund – Class A
5. Calculation of registration fee:

   (I)   Aggregate sale price of securities sold during the $269,166,273
         fiscal year pursuant to section 24(f):   --------------

   (ii) Aggregate price of securities redeemed or $ 595,259,891
         repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $
         repurchased during any PRIOR fiscal year ending no   ---------------
         earlier than October 11, 1995 that were not
         previously used to reduce registration fees
         payable to the Commission:

   (iv) Total available redemption credits [add Items   -$595,259,891
         5(ii) and 5(iii):   --------------

   (v)   Net Sales - if Item 5(I) is greater than Item $ 0
         5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

   (vi) Redemption credits available for use in future $326,093,618
         years -- if Item 5(i) is less than Item 5(iv)   --------------
         [subtract Item 5(iv) from Item 5(I)]:

(vii) Multiplier for determining registration fee (See   X   .0001267
       Instruction C.9):   --------------

(viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
       5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
       issuer's fiscal year (See Instruction D):
                                                                 +$ N/A
                                                                 ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
       plus line 7]:
                                                                      0
                                                                 =============

Dreyfus Premier Core Bond Fund – Class B

5.   Calculation of registration fee:

   (I)   Aggregate sale price of securities sold during the $ 53,471,739
          fiscal year pursuant to section 24(f):   --------------

   (ii)   Aggregate price of securities redeemed or $ 65,242,763
          repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $
          repurchased during any PRIOR fiscal year ending no   --------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees
          payable to the Commission:

   (iv)   Total available redemption credits [add Items   -$65,242,763
          5(ii) and 5(iii):   --------------

   (v)   Net Sales - if Item 5(I) is greater than Item $0
          5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

   (vi)   Redemption credits available for use in future $(11,771,024)
          years -- if Item 5(i) is less than Item 5(iv)   --------------
          [subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See   X   .0001267
          Instruction C.9):   --------------

(viii)   Registration fee due (multiply Item 5(v) by Item   =$ 0
          5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
       were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
       before October 11, 1997, then report the amount of securities (number of shares or
       other units) deducted here: -0-. If there is a number of shares or other units that
       were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
       for which this form is filed that are available for use by the issuer in future fiscal
       years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                                    =$ 0
                                                                    =============

Dreyfus Premier Core Bond Fund – Class C

5.   Calculation of registration fee:

      (I)   Aggregate sale price of securities sold during the $ 27,916,067
             fiscal year pursuant to section 24(f):   ---------------

      (ii)   Aggregate price of securities redeemed or $ 42,541,937
             repurchased during the fiscal year: ---------------

      (iii) Aggregate price of securities redeemed or $ -0-
             repurchased during any PRIOR fiscal year ending no   ---------------
             earlier than October 11, 1995 that were not
             previously used to reduce registration fees
             payable to the Commission:

      (iv)   Total available redemption credits [add Items   -$ 42,541,937
             5(ii) and 5(iii):   -------------

      (v)   Net Sales - if Item 5(I) is greater than Item $
             5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

      (vi)   Redemption credits available for use in future $(14,625,870)
             years -- if Item 5(i) is less than Item 5(iv)   --------------
             [subtract Item 5(iv) from Item 5(I)]:

      (vii) Multiplier for determining registration fee (See   X   .0001267
             Instruction C.9):   -------------

      (viii) Registration fee due (multiply Item 5(v) by Item   =$ 0
             5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
      were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
      before October 11, 1997, then report the amount of securities (number of shares or
      other units) deducted here: -0-. If there is a number of shares or other units that
      were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
      for which this form is filed that are available for use by the issuer in future fiscal
      years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
      issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                    ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
      plus line 7]:

                                                                    =$ 0
                                                                    =============

Dreyfus Premier Core Bond Fund – Class R

5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 5,032,822
fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ 2,278,291
repurchased during the fiscal year: --------------

   (iii) Aggregate price of securities redeemed or $ -0-
repurchased during any PRIOR fiscal year ending no --------------
earlier than October 11, 1995 that were not
previously used to reduce registration fees
payable to the Commission:

    (iv) Total available redemption credits [add Items   -$ 2,278,291
5(ii) and 5(iii):   --------------

     (v)   Net Sales - if Item 5(I) is greater than Item $ 2,754,531
5(iv) [subtract Item 5(iv) from Item 5(i)]:   --------------

    (vi) Redemption credits available for use in future $(   )
years -- if Item 5(i) is less than Item 5(iv)   --------------
[subtract Item 5(iv) from Item 5(I)]:

   (vii) Multiplier for determining registration fee (See   x   .0001267
Instruction C.9):   --------------

  (viii) Registration fee due (multiply Item 5(v) by Item   =$ 349.00
5(vii) (enter "0" if no fee is due):   ==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that
were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect
before October 11, 1997, then report the amount of securities (number of shares or
other units) deducted here: -0-. If there is a number of shares or other units that
were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year
for which this form is filed that are available for use by the issuer in future fiscal
years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the
issuer's fiscal year (See Instruction D):

                                             +$ N/A
                                              ----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii)
plus line 7]:

                                            =$ 349.00
                                          ==============

Dreyfus Premier Corporate Bond Fund – Class A

5.   Calculation of registration fee:

     (I)   Aggregate sale price of securities sold during the $ 4,040,669
fiscal year pursuant to section 24(f):   --------------

    (ii) Aggregate price of securities redeemed or $ 8,139
repurchased during the fiscal year: --------------

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$ 8,139

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ 4,032,530

(vi) Redemption credits available for use in future years -- if Item 5(i) is less than Item 5(iv) [subtract Item 5(iv) from Item 5(I)]:

$( )

(vii) Multiplier for determining registration fee (See Instruction C.9):

x .0001267

(viii) Registration fee due (multiply Item 5(v) by Item 5(vii) (enter "0" if no fee is due):

=$ 510.92
==============

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-.   If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

+$ N/A
----

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

=$ 510.92
==============

Dreyfus Premier Corporate Bond Fund – Class B

5.   Calculation of registration fee:

(I) Aggregate sale price of securities sold during the fiscal year pursuant to section 24(f):

$ 633,883

(ii) Aggregate price of securities redeemed or repurchased during the fiscal year:

$ 7,819

(iii) Aggregate price of securities redeemed or repurchased during any PRIOR fiscal year ending no earlier than October 11, 1995 that were not previously used to reduce registration fees payable to the Commission:

$ -0-

(iv) Total available redemption credits [add Items 5(ii) and 5(iii):

-$ 7,819

(v) Net Sales - if Item 5(I) is greater than Item 5(iv) [subtract Item 5(iv) from Item 5(i)]:

$ 626,064

5

```
        (vi)   Redemption credits available for use in future        $(   )
               years -- if Item 5(i) is less than Item 5(iv)        ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See        x   .0001267
               Instruction C.9):                                     --------------

        (viii) Registration fee due (multiply Item 5(v) by Item        =$ 79.32
               5(vii) (enter "0" if no fee is due):                  ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7.   Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

```
                                                                   +$    N/A
                                                                    -------------
```

8.   Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

```
                                                                   =$ 79.32
                                                                   ==============
```

Dreyfus Premier Corporate Bond Fund – Class C

5.   Calculation of registration fee:

```
        (I)    Aggregate sale price of securities sold during the      $ 884,308
               fiscal year pursuant to section 24(f):                ---------------

        (ii)   Aggregate price of securities redeemed or            $   231,086
               repurchased during the fiscal year:                  --------------

        (iii)  Aggregate price of securities redeemed or            $    -0-
               repurchased during any PRIOR fiscal year ending no   --------------
               earlier than October 11, 1995 that were not
               previously used to reduce registration fees
               payable to the Commission:

        (iv)   Total available redemption credits [add Items          -$ 231,086
               5(ii) and 5(iii):                                     --------------

        (v)    Net Sales - if Item 5(I) is greater than Item          $  653,222
               5(iv) [subtract Item 5(iv) from Item 5(i)]:           ---------------

        (vi)   Redemption credits available for use in future        $(   )
               years -- if Item 5(i) is less than Item 5(iv)        ---------------
               [subtract Item 5(iv) from Item 5(I)]:

        (vii)  Multiplier for determining registration fee (See        x   .0001267
               Instruction C.9):                                     --------------

        (viii) Registration fee due (multiply Item 5(v) by Item        =$ 82.76
               5(vii) (enter "0" if no fee is due):                  ==============
```

6.   If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that

6

were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                          ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ 82.76
                                                                       ==============

Dreyfus Premier Corporate Bond Fund – Class R

5. Calculation of registration fee:

    (I)   Aggregate sale price of securities sold during the $ 569,050
          fiscal year pursuant to section 24(f):   ---------------

    (ii) Aggregate price of securities redeemed or $ 0
          repurchased during the fiscal year: ---------------

    (iii) Aggregate price of securities redeemed or $ -0-
          repurchased during any PRIOR fiscal year ending no   ---------------
          earlier than October 11, 1995 that were not
          previously used to reduce registration fees
          payable to the Commission:

    (iv) Total available redemption credits [add Items   -$ 0
          5(ii) and 5(iii):   -------------

    (v)   Net Sales - if Item 5(I) is greater than Item $ 569,050
          5(iv) [subtract Item 5(iv) from Item 5(i)]:   ---------------

    (vi) Redemption credits available for use in future $(   )
          years -- if Item 5(i) is less than Item 5(iv)   ---------------
          [subtract Item 5(iv) from Item 5(I)]:

    (vii) Multiplier for determining registration fee (See   x   .0001267
          Instruction C.9):   -------------

    (viii) Registration fee due (multiply Item 5(v) by Item   =$ 72.10
           5(vii) (enter "0" if no fee is due):   ==============

6. If the response to item 5(i) was determined by deducting an amount of securities that were registered under the Securities Act of 1933 pursuant to rule 24e-2 in effect before October 11, 1997, then report the amount of securities (number of shares or other units) deducted here: -0-. If there is a number of shares or other units that were registered pursuant to rule 24e-2 remaining unsold at the end of the fiscal year for which this form is filed that are available for use by the issuer in future fiscal years, then state that number here: -0-.

7. Interest due -- if this Form is being filed more than 90 days after the end of the issuer's fiscal year (See Instruction D):

                                                                    +$ N/A
                                                                          ----

8. Total of the amount of the registration fee due plus any interest due [line 5(viii) plus line 7]:

                                                                    =$ 72.10
                                                                       ==============

TOTAL FOR ALL FUNDS: **1094.10**
                                                                          =============

9.   Date the registration fee and interest payment was sent to the Commission's lockbox
        depository:

                Method of Delivery:

                        [X]   Wire Transfer
                        [   ]   Mail or other means

                                    SIGNATURES

        This report has been signed below by the following person on behalf of the issuer and
        in the capacity and on the date indicated.

        By (Signature and Title)*
                                /S/ JOHN B. HAMMALIAN
                                John B. Hammalian, Secretary

        Date: February 12, 2004

* Please print the name and title of the signing officer below the signature.